Exhibit C

PricewaterhouseCoopers
Rua da Candelária, 65 – 11º, 14°, 15º e 16°
Cjs. 1302 a 1304
20091-020 – Rio de Janeiro – RJ – Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Securities and Exchange Commission	Fax (21) 2516-6319
100 F Street, N.E.	pwc.com/br
Washington, DC 20549
September 1, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
     We are aware that our report dated July 29, 2010 on our review of interim financial information of Vale S.A. for the three and six month periods ended June 30, 2010 and 2009, and the three month period ended March 31, 2010, which is included in this report on Form 6-K/A is incorporated by reference in Vale’s registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01) and on July 6, 2009 (File Nos. 333-160448 and 333-160448-01).
Very truly yours,

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

C-1